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SEC FILE NUMBER
8- 18268

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stires and Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 44th Street
(No. and Street)

New York, NY (City) (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sidney H. Stires 212-328-1660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & COMPANY,CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway, (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sidney H. Stires, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stires and Company, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STIRES AND COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Stires and Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Stires and Company, Inc., as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stires and Company, Inc., as of December 31, 2001, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
March 8, 2002

STIRES AND COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Commissions receivable	$ 32,707
Receivable from brokers and dealers	260,537
Securities owned - at market value	986
Investments - at cost	28,125
Advances - employees	6,858
Deposits	43,500
Other assets	7,294
Total assets	$ 380,007

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities	
Accounts payable and accrued expenses (including cash overdraft of $33,674)	$ 213,150
Due to minority stockholder	32,368
	245,518
Commitments and contingencies	
Redeemable preferred stock, $.10 par value $632,000 liquidation value Authorized: 2,000.00 shares Issued: 1,432.75 shares	568,142
Stockholders' deficit	
Series A, $8 cumulative convertible preferred stock, $.001 par value; callable at $100 per share, plus dividends in arrears Authorized: 10,000 shares Issued: 1,100 shares	1
Common stock, non-voting, par value $.001 per share Authorized: 1,500,000 shares Issued: 318,500 shares	318
Common stock, voting, par value $.001 per share Authorized: 1,500,000 shares Issued: 5,500 shares	6
Additional paid-in capital	320,809
Accumulated deficit	(754,787)
Total stockholders' deficit	(433,653)
Total liabilities and stockholders' deficit	$ 380,007

The accompanying notes are an integral part of these financial statements.

STIRES AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Stires and Company, Inc., (the Company) is a New York State corporation conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with clearing broker/dealers, and promptly transmits all customer funds and securities to the clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

(b) Revenue Recognition

Securities transactions are recorded on the settlement date, which is generally three business days after trade date, and one day after trade date for options. There is no material difference between the trade and settlement dates. Net commissions from securities transactions and floor brokerage are recorded on a settlement date basis.

Commissions from advisory and consulting fees are recorded as earned.

(c) Furniture and Equipment

Depreciation on furniture and equipment is provided for on a straight-line basis over the estimated useful lives of assets.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Securities Owned

Marketable securities owned consist of trading and investment securities at market value as follows:

Corporate stock	$	110
Corporate bonds		876
	$	986

STIRES AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 3 - Commitments and Contingencies

(a) Operating Lease

The Company has lease commitments for office space expiring through August 31, 2006. Future minimum annual lease payments are as follows:

Year	Amount
2002	$ 152,500
2003	160,125
2004	168,131
2005	176,538
2006	121,551
	$ 778,845

Rent expense totaled $109,112, net of sublet rent of $41,347 for the year ended December 31, 2001. The Company sublets space from an officer and stockholder of the Company on a month-to-month basis for $2,000 monthly.

(b) Cumulative Dividend Arrears

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% on dates as determined by the Board of Directors. Dividends on preferred stock are not accrued until declared. The Company's Board of Directors has not declared or disbursed any dividends since the calendar year ended December 31, 1987. However, approximately $132,000 of dividends in arrears as of December 31, 2001 could be subject to distribution in accordance with the callable provisions of the stock at the option of the Company.

Note 4 - Income Taxes

The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109). SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. As of December 31, 2001, the Company's net operating loss carryforwards of approximately $500,000 are available to separately reduce future federal, state and city taxable income which give use to an aggregate deferred tax asset of approximately $175,000 offset by a contra valuation allowance in the same amount. The net operating loss carryforwards are scheduled to expire beginning in the year 2008 through the year 2016.

Note 5 - Redeemable Preferred Stock

The redeemable preferred stock is entitled to non-cumulative cash dividends of $.10 per share when declared by the Board of Directors and is redeemable within three years from the date of issuance. A late redemption payment in cash or securities equal to 130% and 200% of the redemption price will become effective after the third and fourth year, respectively.

Note 5 - Redeemable Preferred Stock (Continued)

Redeemable preferred stock outstanding at December 31, 2001 follows:

Description	Number of Shares Authorized	Number of Shares Issued And Outstanding	Redemption Price Per Share	Liquidation Value
Preference II	1,000	810.00	$ 500.00	$ 405,000
Preference III	200	136.00	367.65	50,000
Preference IV	800	486.75	363.64	177,000
	2,000	1,432.75		$ 632,000

At the option of the holder, outstanding shares are convertible into voting and non-voting common shares after five years as follows:

	Number of Shares Issued And Outstanding	Conversion Rate Per Share
Preference II	810.00	5,000.0
Preference III	136.00	3,676.5
Preference IV	486.75	3,636.4

Note 6 - Net Capital Requirement

The Company's net capital requirement, under rule 15c3-1 of the SEC, was $50,000 whereas the net capital was $48,555, resulting in a deficiency of ($1,445). The capital ratio was computed at 506%, against an allowable maximum of 1500%. See Note 11 for the violation of the net capital requirement. Effective February 28, 2002, the NASD granted the Company's application to reduce its minimum net capital requirement from $50,000 to $5,000.

Note 7 - Stock Incentive Plan

The Company's 2000 Stock Incentive Plan ("the Plan") provides for the issuance of incentive stock options to employees and non-qualified options to directors, consultants and independent contractors of the Company.

Under the terms of the Plan, options to purchase up to 2,000,000 shares of the Company's non-voting common stock were reserved for issuance and (generally are provided at not less than fair value, as determined by the Board of Directors) became exercisable as established by the Plan administrator, (generally ratable over five years and generally expire nine years from the date of grant).

As of December 31, 2001, options to purchase 300,000 of non-voting common stock were outstanding and vested over a five-year period commencing December 29, 2000. Options for 1,700,000 shares were available for future grant under the Plan on December 31, 2001.

The Company will account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value.

Note 8 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral or reduce positions, when necessary.

Note 9 - Related Party Transactions

An investment, at cost, of $25,000 represents a twenty-percent interest in an entity controlled by a relative of an officer of the Company. Presently, management is unable to obtain a fair valuation of this investment.

Note 10 - Stockholders' Equity

On December 28, 2000, the Company amended its certificate of incorporation to change the par value on all its shares of capital stock from $.10 to $.001 per share and on January 4, 2001, the authorized shares of the non-voting and voting common stock were increased to 15,000,000 each. In connection thereto, the Company reclassified the results of the changes in par value in each respective equity account as reflected in the statement of changes in stockholders' deficit.

Note 11 - Violation of Net Capital Requirement

On March 4, 2002, the Company provided the SEC and NASD notice that it did not maintain sufficient net capital at December 31, 2001. Also, the Company's net capital (unaudited) as computed by management at January 31, 2002 totaled $41,688 resulting in a deficiency of $8,312. These deficiencies were subsequently corrected with an additional capital infusion totaling $58,300 in February 2002. Furthermore, the Company's minimum net capital requirement has been reduced to $5,000, effective February 28, 2002.

Note 12 - Management Plans

The Company has incurred recurring operating losses and has relied upon its major stockholder to invest additional capital to finance these losses and maintain compliance with its minimum net capital requirement.

For the year 2002, the Company's business plan calls for concentration on existing profitable lines of business, adding a new line involving the marketing and selling of electronic order systems, and reducing its overhead by subletting a portion of its existing office space. Also, the Company reduced its minimum net capital requirement to $5,000 effective February 28, 2002.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the successful implementation of the Company's business plan as aformentioned. However, although no assurances can be given, management remains confident that the Company will be able to continue operating as a going concern.

A copy of the Company's statement of financial condition, as of December 31, 2001, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.